Registration Statement No. 333-173924
Filed Pursuant to Rule 424(b)(2)

Pricing Supplement dated May 1, 2012 to the Prospectus dated June 22, 2011, the Prospectus Supplement dated June 22, 2011, and the Product Supplement dated November 9, 2011

US$819,000
Senior Medium-Term Notes, Series B
Autocallable Reverse Exchangeable Notes due May 6, 2013
Linked to the Common Stock of Apple Inc.

•	This pricing supplement relates to an offering of Autocallable Reverse Exchangeable Notes linked to the common stock of Apple Inc.

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The notes are designed for investors who seek an interest rate that is higher than that of a conventional debt security with the same maturity issued by us or an issuer with a comparable credit rating. Investors should be willing to have their notes automatically redeemed prior to maturity, be willing to forgo the potential to participate in the appreciation of the Reference Stock, be willing to accept the risks of owning the Reference Stock, and be willing to lose some or all of their principal at maturity.

•	Investing in the notes is not equivalent to investing in the Reference Stock.

•	The notes will have a term of twelve months.

•	Any payment at maturity is subject to the credit risk of Bank of Montreal.

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The notes will pay interest quarterly at the fixed per annum rate specified below. However, the notes do not guarantee any return of principal at maturity. Instead, if the notes are not automatically redeemed, the payment at maturity will be based on the Final Stock Price of the Reference Stock and whether the closing price of the Reference Stock has declined from the Initial Stock Price below the Trigger Price during the Monitoring Period, as described below.

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If, on any Call Date, the closing price of the Reference Stock is greater than or equal to its Initial Stock Price, the notes will be automatically redeemed. On the applicable Call Settlement Date, for each $1,000 principal amount, investors will receive $1,000 plus any accrued and unpaid interest to but excluding the Call Settlement Date.

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If the notes are not automatically redeemed, payment at maturity for each $1,000 principal amount note will be either a cash payment of $1,000 or delivery of shares of the Reference Stock (or, at our election, the Cash Delivery Amount), in each case, together with any accrued and unpaid interest, as described below.

•	The notes will be issued in minimum denominations of $1,000 and integral multiples of $1,000.

•	Our subsidiary, BMO Capital Markets Corp., is the agent for this offering. See “Supplemental Plan of Distribution—Conflicts of Interests” below.

Autocallable RevEx Number	Reference Stock Issuer	Ticker Symbol	Principal Amount	Interest Rate per Annum	Initial Stock Price	Trigger Price	CUSIP	Price to Public	Total Underwriting Discount	Proceeds to Bank of Montreal
011	Apple Inc.	AAPL	US$819,000	10.06%	$582.13	$407.49	06366RCA1	100%	1.50% US$12,285.00	98.50% US$806,715.00

Investing in the notes involves risks, including those described in the “Selected Risk Considerations” section beginning on page P-4 of this pricing supplement, the “Additional Risk Factors Relating to the Notes” section beginning on page PS-4 of the product supplement, and the “Risk Factors” sections beginning on page S-3 of the prospectus supplement and on page 7 of the prospectus.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these notes or passed upon the accuracy of this pricing supplement, the product supplement, the prospectus supplement or the prospectus. Any representation to the contrary is a criminal offense.
The notes will be our unsecured obligations and will not be savings accounts or deposits that are insured by the United States Federal Deposit Insurance Corporation, the Bank Insurance Fund, the Canada Deposit Insurance Corporation or any other governmental agency or instrumentality or other entity.
We expect to deliver the notes through the facilities of The Depository Trust Company on or about May 4, 2012.

BMO CAPITAL MARKETS

Key Terms of the Notes:

Automatic Redemption:	If, on any Call Date, the closing price of the Reference Stock is greater than or equal to its Initial Stock Price, the notes will be automatically redeemed.

Payment upon Automatic Redemption:
If the notes are automatically redeemed, then, on the applicable Call Settlement Date, for each $1,000 principal amount, investors will receive $1,000 plus any accrued and unpaid interest to but excluding the Call Settlement Date.

Call Dates:	Quarterly on August 1, 2012, October 31, 2012, January 30, 2013, and the Valuation Date.

Call Settlement Dates:	The third business day following the applicable Call Date.

Payment at Maturity:
If the notes are not automatically redeemed, the payment at maturity for the notes is based on the performance of the Reference Stock. You will receive $1,000 for each $1,000 in principal amount of the note, unless:

(1) the Final Stock Price is less than the Initial Stock Price; and

(2) on any day during the Monitoring Period, the closing price of the Reference Stock has declined to a price that is less than the Trigger Price. (“Closing Price Monitoring” is applicable to the notes.)

If the conditions described in both (1) and (2) are satisfied, you will receive at maturity, instead of the principal amount of your notes, the number of shares of the Reference Stock equal to the Physical Delivery Amount (or, at our election, the Cash Delivery Amount). Fractional shares will be paid in cash. The market value of the Physical Delivery Amount or the Cash Delivery Amount will most likely be substantially less than the principal amount of your notes, and may be zero.

Pricing Date:	May 1, 2012

Settlement Date:	May 4, 2012

Valuation Date:	May 1, 2013

Maturity Date:	May 6, 2013

Interest Payment Dates:	Interest on the notes will be paid quarterly on August 6, 2012, November 5, 2012, February 4, 2013 and the Maturity Date (subject to postponement as described in the product supplement).

Interest Rate:	10.06% per annum. Each quarterly interest payment will be equal to approximately $25.15 per $1,000 in principal amount of the notes.

Monitoring Period:	The period from the pricing date to and including the Valuation Date.

Physical Delivery Amount:
The number of shares of the Reference Stock, per $1,000 in principal amount of the notes, equal to $1,000 divided by the Initial Stock Price, subject to adjustments, as described in the product supplement.  Any fractional shares will be paid in cash. Payment of the Physical Delivery Amount and the maturity of the notes may be postponed by up to ten business days under certain circumstances, as set forth in the section of the product supplement, “General Terms of the Notes—Payment at Maturity—Physical Delivery Amount.”

Cash Delivery Amount:	The amount in cash equal to the product of (1) the Physical Delivery Amount and (2) the Final Stock Price, subject to adjustments, as described in the product supplement.

Initial Stock Price:
$582.13.  The Initial Stock Price is subject to adjustments in certain circumstances. See “General Terms of the Notes—Payment at Maturity” and “—Anti-dilution Adjustments” in the product supplement for additional information about these adjustments.

Trigger Price:	$407.49

Final Stock Price:	The closing price of the Reference Stock on the Valuation Date.

We may use this pricing supplement in the initial sale of notes. In addition, BMO Capital Markets Corp. or another of our affiliates may use this pricing supplement in market-making transactions in any notes after their initial sale. Unless our agent or we inform you otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

Additional Terms of the Notes

You should read this pricing supplement together with the product supplement dated November 9, 2011, the prospectus supplement dated June 22, 2011 and the prospectus dated June 22, 2011.  This pricing supplement, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours or the agent. You should carefully consider, among other things, the matters set forth in “Additional Risk Factors Relating to the Notes” in the product supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement dated November 9, 2011:
http://www.sec.gov/Archives/edgar/data/927971/000121465911003814/f1024111424b5.htm

•	Prospectus supplement dated June 22, 2011:
http://www.sec.gov/Archives/edgar/data/927971/000095012311060741/o71090b5e424b5.htm

•	Prospectus dated June 22, 2011:
http://www.sec.gov/Archives/edgar/data/927971/000095012311060730/o71090b2e424b2.htm

Our Central Index Key, or CIK, on the SEC website is 927971.  As used in this pricing supplement, the “Company,” “we,” “us” or “our” refers to Bank of Montreal.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Reference Stock.  These risks are explained in more detail in the “Additional Risk Factors Relating to the Notes” section of the product supplement dated November 9, 2011.

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Your investment in the notes may result in a loss. — The notes do not guarantee any return of principal. If the notes are not automatically redeemed, the payment at maturity will be based on the Final Stock Price and whether the closing price of the Reference Stock has declined from the Initial Stock Price to a closing price that is less than the Trigger Price on any day during the Monitoring Period. Under certain circumstances, you will receive at maturity a number of shares of the Reference Stock (or, at our election, the Cash Delivery Amount).  We expect that the market value of those shares or the Cash Delivery Amount will be less than the principal amount of the notes and may be zero. Accordingly, you could lose up to the entire principal amount of your notes.

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Your notes are subject to automatic early redemption. — We will redeem the notes if the closing price of the Reference Stock on any Call Date is greater than or equal to its Initial Stock Price.  Following an automatic redemption, you will not receive any additional interest payments on the notes, and you may not be able to reinvest your proceeds in an investment with returns that are comparable to the notes.

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Your return on the notes is limited to the principal amount plus accrued interest regardless of any appreciation in the value of the Reference Stock. — You will not receive a payment at maturity or upon an automatic redemption with a value greater than your principal amount, plus accrued and unpaid interest.  This will be the case even if the Final Stock Price exceeds the Initial Stock Price by a substantial amount.

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Your investment is subject to the credit risk of Bank of Montreal. — Our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on our ability to pay all amounts due on the notes on each interest payment date, at maturity, and on any applicable Call Settlement Date, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.

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Potential conflicts. — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. We and/or our affiliates may also currently or from time to time engage in business with the Reference Stock Issuer, including extending loans to, or making equity investments in, the Reference Stock Issuer, or providing advisory services to it.  In addition, one or more of our affiliates may publish research reports or otherwise express opinions with respect to the Reference Stock Issuer, and these reports may or may not recommend that investors buy or hold shares of the Reference Stock.  As a potential purchaser of the notes, you should undertake an independent investigation of the Reference Stock Issuer that in your judgment is appropriate to make an informed investment decision.

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The inclusion of the underwriting commission and hedging profits, if any, in the original offering price of the notes, as well as our hedging costs, is likely to adversely affect the price at which you can sell your notes. — Assuming no change in market conditions or any other relevant factors, the price, if any, at which BMO Capital Markets Corp. or any other party may be willing to purchase the notes in secondary market transactions may be lower than the initial public offering price. The initial public offering price includes, and any price quoted to you is likely to exclude, the underwriting commission paid in connection with the initial distribution. The initial public offering price may also include, and any price quoted to you would be likely to exclude, the hedging profits that we expect to earn with respect to hedging our exposure under the notes. In addition, any such price is also likely to reflect a discount to account for costs associated with establishing or unwinding any related hedge transaction, such as dealer discounts, mark-ups and other transaction costs.

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You will have no ownership rights in the Reference Stock. — As a holder of the notes, you will not have any ownership interest or rights in the Reference Stock, such as voting rights or dividend payments. In addition, the Reference Stock Issuer will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the Reference Stock and the notes.

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No affiliation with the Reference Stock Issuer. — We are not affiliated with the Reference Stock Issuer.  You should make your own investigation into the Reference Stock and the Reference Stock Issuer. We are not responsible for the Reference Stock Issuer’s public disclosure of information, whether contained in SEC filings or otherwise.

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Lack of liquidity. — The notes will not be listed on any securities exchange.  BMO Capital Markets Corp. may offer to purchase the notes in the secondary market, but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which BMO Capital Markets Corp. is willing to buy the notes.

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Hedging and trading in the Reference Stock. — We or any of our affiliates may carry out hedging activities related to the notes, including in the Reference Stock or instruments related to the Reference Stock. We or our affiliates may also trade in the Reference Stock or instruments related to the Reference Stock from time to time. Any of these hedging or trading activities as of the pricing date and during the term of the notes could adversely affect our payment to you at maturity.

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Many economic and market factors will influence the value of the notes. — In addition to the value of the Reference Stock and interest rates on any trading day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, and which are described in more detail in the product supplement.

The Reference Stock

All information contained herein on the Reference Stock and on the Reference Stock Issuer is derived from publicly available sources, and we have not independently verified this information.  Companies with securities registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) are required to periodically file certain financial and other information specified by the SEC. Information provided to or filed with the SEC by the Reference Stock Issuer under the Exchange Act can be accessed through www.sec.gov. We do not make any representation that those filings are accurate or complete.  See the section “The Reference Stock Issuers” in the product supplement for additional information.

Apple Inc. designs, manufactures, and markets personal computers and related personal computing and mobile communication devices along with a variety of related software, services, peripherals, and networking solutions. The company sells its products worldwide through its online stores, its retail stores, its direct sales force, third-party wholesalers, and resellers. Its common stock is traded on the Nasdaq Global Select Market under the symbol “AAPL.”

Historical Information of the Reference Stock

The following table sets forth the high and low closing prices of the Reference Stock from the first quarter of 2009 through the pricing date.

		High ($)	Low ($)
2009	First Quarter	109.87	78.20
	Second Quarter	144.67	108.69
	Third Quarter	186.15	135.40
	Fourth Quarter	211.64	180.76

2010	First Quarter	235.83	192.00
	Second Quarter	274.16	235.86
	Third Quarter	292.46	240.16
	Fourth Quarter	325.47	278.64

2011	First Quarter	363.13	326.72
	Second Quarter	353.10	315.32
	Third Quarter	413.45	343.23
	Fourth Quarter	422.24	363.50

2012	First Quarter	617.62	411.23
	Second Quarter (through the pricing date)	636.23	560.28

Examples of the Hypothetical Payment at Maturity for a $1,000 Investment in the Notes

The following table illustrates the hypothetical payments at maturity if the notes are not automatically redeemed on any of the Call Dates. The hypothetical payments are based on a  $1,000 investment in the notes, the Initial Stock Price of $582.13 (the closing price of the Reference Stock on May 1, 2012), the Trigger Price of $407.49 (approximately 70.00% of the Initial Stock Price, rounded to two decimal places), a range of hypothetical Final Stock Prices and the effect on the payment at maturity if  (i) the closing market price of the Reference Stock does not fall below the Trigger Price at any time during the Monitoring Period or (ii) the closing market price of the Reference Stock declines below the Trigger Price at any time during the Monitoring Period. The numbers appearing in the following table and examples have been rounded for ease of analysis.

The hypothetical examples shown below are intended to help you understand the terms of the notes. If the notes are not automatically redeemed, the actual amount of cash or securities that you will receive at maturity will depend upon the Final Stock Price of the Reference Stock, and whether its closing price was below the Trigger Price on any trading day during the Monitoring Period. If the notes are automatically redeemed prior to maturity, the hypothetical examples below will not be relevant, and you will receive on the applicable Call Settlement Date, for each $1,000 principal amount, $1,000 plus any accrued and unpaid interest to but excluding the Call Settlement Date.

Hypothetical Final Stock Price	Hypothetical Final Stock Price Expressed as a Percentage of the Initial Stock Price	Payment At Maturity
		(i) if the closing market price of the Reference Stock does not fall below the Trigger Price on any day during the Monitoring Period	(ii) if the closing market price of the Reference Stock falls below the Trigger Price on any day during the Monitoring Period	Total Value of Payment Received at Maturity*
$873.20	150.00%	$1,000.00	$1,000.00	$1,000.00
$727.66	125.00%	$1,000.00	$1,000.00	$1,000.00
$582.13	100.00%	$1,000.00	$1,000.00	$1,000.00
$523.92	90.00%	$1,000.00	1.72 shares of the Reference Stock or the Cash Delivery Amount	$900.00
$465.70	80.00%	$1,000.00	1.72 shares of the Reference Stock or the Cash Delivery Amount	$800.00
$407.49	70.00%	$1,000.00	1.72 shares of the Reference Stock or the Cash Delivery Amount	$700.00
$378.38	65.00%	N/A	1.72 shares of the Reference Stock or the Cash Delivery Amount	$650.00
$291.07	50.00%	N/A	1.72 shares of the Reference Stock or the Cash Delivery Amount	$500.00
$232.85	40.00%	N/A	1.72 shares of the Reference Stock or the Cash Delivery Amount	$400.00
$0.00	0%	N/A	1.72 shares of the Reference Stock or the Cash Delivery Amount	$0.00

*Note that if the notes are not redeemed, you will receive at maturity any accrued and unpaid interest in cash, in addition to either shares of the Reference Stock (or, at our election, the Cash Delivery Amount) or the principal amount of your notes in cash. Also note that if you receive the Physical Delivery Amount, the total value of the payment received at maturity shown in the table above includes the value of any fractional shares, which will be paid in cash.  Regardless of the performance of the Reference Stock, you will receive the interest payments on the notes until the applicable Call Settlement Date or at maturity.

U.S. Federal Tax Information

The following table sets forth the amount of stated interest on the notes and the portion that will be treated as an interest payment and as payment for the Put Option for U.S. federal income tax purposes.

Autocallable RevEx Number	Reference Stock Issuer	Interest Rate per Annum	Treated as an Interest Payment	Treated as Payment for the Put Option
011	Apple Inc.	10.06%	1.05%	9.01%

Please see the discussion (including the opinion of our counsel Morrison & Foerster LLP) in the product supplement dated November 9, 2011 under “Supplemental U.S. Federal Income Tax Considerations,” which applies to the notes.

A “dividend equivalent” payment is treated as a dividend from sources within the U.S. and such payments generally would be subject to a 30% U.S. withholding tax if paid to a non-U.S. holder (as defined in the product prospectus supplement).  Under recently proposed U.S. Treasury Department regulations, certain payments that are contingent upon or determined by reference to U.S. source dividends, including payments reflecting adjustments for extraordinary dividends, with respect to equity-linked instruments, including the notes, may be treated as dividend equivalents.  If enacted in their current form, the regulations may impose a withholding tax on payments made on the notes on or after January 1, 2013 that are treated as dividend equivalents.  In that case, we (or the applicable paying agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld.  Further, non-U.S. holders may be required to provide certifications prior to, or upon the sale, redemption or maturity of the notes in order to minimize or avoid U.S. withholding taxes.

Supplemental Plan of Distribution (Conflicts of Interest)

BMO Capital Markets Corp. will purchase the notes from us at a purchase price reflecting the commission set forth on the cover page of this pricing supplement.  BMO Capital Markets Corp. has informed us that, as part of its distribution of the notes, it will reoffer the notes to other dealers who will sell them.  Each such dealer, or further engaged by a dealer to whom BMO Capital Markets Corp. reoffers the notes, will purchase the notes at an agreed discount to the initial offering price.

We own, directly or indirectly, all of the outstanding equity securities of BMO Capital Markets Corp., the agent for this offering. In accordance with FINRA Rule 5121, BMO Capital Markets Corp. may not make sales in this offering to any of its discretionary accounts without the prior written approval of the customer.

You should not construe the offering of the notes as a recommendation of the merits of acquiring an investment linked to the Reference Stock or as to the suitability of an investment in the notes.